

Fifth Third Securities, Inc.

(A Wholly-Owned Subsidiary of Fifth Third Bank, National Association)

Statement of Financial Condition and Notes to Statement of Financial Condition as of December 31, 2025 and Report of Independent Registered Public Accounting Firm

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

SEC File Number 8-02428

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
08-02428

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fifth Third Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

38 Fountain Square Plaza
(No. and Street)

Cincinnati	OH	45263
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Stratmoen	(513) 534-3170	christopher.stratmoen@53.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche, LLP.
(Name – if individual, state last, first, and middle name)

50 W 5th Street, Suite 200	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Robert Corsarie and Christopher Stratmoen, swear (or affirm) that, to the best of our knowledge and belief, the financial report pertaining to the firm of Fifth Third Securities, Inc., as of December 31, 2025, is true and correct. We further swear (or affirm) that neither the Corporation nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Executive Vice President, Head of Retail Brokerage

Financial & Operations Principal

Subscribed and sworn to before me
this 20th day of February, 2026

Notary Public

... F. CLIFFEL III, ATTORNEY AT LAW
NOTARY PUBLIC-STATE OF OHIO
MY COMMISSION HAS NO EXPIRATION DATE
SECTION 147.03 R.C.

This filing** contains (check all applicable boxes):

(x) (a) Statement of financial condition.
(x) (b) Notes to consolidated statement of financial condition
( ) (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
( ) (d) Statement of cash flows.
( ) (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
( ) (f) Statement of changes in liabilities subordinated to claims of creditors.
( ) (g) Notes to financial statements.
( ) (h) Computation of net capital under 17 CFR 240.15c3-1.
( ) (i) Computation of tangible net worth under 17 CFR 240.18a-2.
( ) (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
( ) (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3.
( ) (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
( ) (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
( ) (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2).
( ) (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1 and the reserve requirements under 17 CFR 240.15c3-3, if material differences exist, or a statement that no material differences exist.
( ) (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
(x) (q) Oath or affirmation in accordance with 17 CFR 240.17a-5.
( ) (r) Compliance report in accordance with 17 CFR 240.17a-5.
( ) (s) Exemption report in accordance with 17 CFR 240.17a-5. [filed separately]
(x) (t) Independent public accountant's report based on an examination of the statement of financial condition.
( ) (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5.
( ) (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5.

( ) (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5. [filed separately]

( ) (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e. [filed separately]

( ) (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

( ) (z) Other:

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3).

OATH OR AFFIRMATION

I, Robert Marcus, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fifth Third Securities, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the Corporation nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Executive Vice President, Managing Director of Capital Markets

Subscribed and sworn to before me
this 19th day of February, 2026

Notary Public

This filing** contains (check all applicable boxes)

(x) (a) Statement of financial condition.
(x) (b) Notes to consolidated statement of financial condition
( ) (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
( ) (d) Statement of cash flows.
( ) (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
( ) (f) Statement of changes in liabilities subordinated to claims of creditors.
( ) (g) Notes to financial statements.
( ) (h) Computation of net capital under 17 CFR 240.15c3-1.
( ) (i) Computation of tangible net worth under 17 CFR 240.18a-2.
( ) (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
( ) (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3.
( ) (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
( ) (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
( ) (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2).
( ) (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1 and the reserve requirements under 17 CFR 240.15c3-3, if material differences exist, or a statement that no material differences exist.
( ) (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
(x) (q) Oath or affirmation in accordance with 17 CFR 240.17a-5.
( ) (r) Compliance report in accordance with 17 CFR 240.17a-5.
( ) (s) Exemption report in accordance with 17 CFR 240.17a-5. [filed separately]
(x) (t)   Independent public accountant's report based on an examination of the statement of financial condition.
( ) (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5.
( ) (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5.
( ) (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5. [filed separately]

( ) (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e. [filed separately]
( ) (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
( ) (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3).

FIFTH THIRD SECURITIES, INC.
(A Wholly-Owned Subsidiary of Fifth Third Bank, National Association)
TABLE OF CONTENTS

Page



Deloitte & Touche LLP
50 West 5th Street
Suite 200
Cincinnati, OH 45202-3789
USA
Tel: +1 513 784 7100
Fax: +1 513 784 7204
www.deloitte.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
Fifth Third Securities, Inc.
Cincinnati, Ohio

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fifth Third Securities, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 24, 2026

We have served as the Company's auditor since 1987.

FIFTH THIRD SECURITIES, INC.
(A Wholly-Owned Subsidiary of Fifth Third Bank, National Association)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS:

Cash and cash equivalents	$	59,684,216
Receivables from clearing broker-dealers, net		471,457,095
Receivables from affiliated companies, net		3,554,228
Other receivables		60,027,609
Securities owned, at fair value		774,320,654
Property and equipment, net		382,405
Goodwill		66,414,847
Deferred income taxes, net		2,255,948
Other assets		4,917,177
Total Assets	$	1,443,014,179

LIABILITIES:

Accounts payable	$	7,887
Payables to Parent Company, net		861,566
Income tax payable to Parent Company or affiliated companies		2,690,079
Securities sold, not yet purchased, at fair value		350,521,319
Accrued employee compensation and benefits		44,228,553
Other liabilities		16,821,111
Total Liabilities	$	415,130,515

SHAREHOLDER'S EQUITY:

Capital stock, $100 par value, authorized-17,375 shares, issued and outstanding-7,619 shares	$	761,900
Additional paid-in capital		440,021,810
Retained earnings		587,099,954
Total Shareholder's Equity	$	1,027,883,664
Total Liabilities and Shareholder's Equity	$	1,443,014,179

Refer to the Notes to Statement of Financial Condition.

FIFTH THIRD SECURITIES, INC.
(A Wholly-Owned Subsidiary of Fifth Third Bank, National Association)
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025

1. ORGANIZATION AND NATURE OF BUSINESS

Fifth Third Securities, Inc. (the "Corporation") is a broker-dealer and Registered Investment Advisor, registered with the U.S. Securities & Exchange Commission (the "SEC"). The Corporation is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Corporation is a wholly-owned subsidiary of Fifth Third Bank, National Association (the "Parent Company"). The Parent Company is an indirect wholly-owned subsidiary of Fifth Third Bancorp (the "Bancorp"). The Corporation may enter into transactions with other subsidiaries of the Parent Company (the "affiliated companies") in the normal course of business.

In its capacity as a broker-dealer, the Corporation is engaged in a single line of business, which is comprised of several classes of services, including principal transactions and agency transactions, underwriting and investment banking, and investment advisory. The Corporation has identified its Executive Vice President, Head of Retail Brokerage and its Executive Vice President, Head of Capital Markets, that collectively serve as the chief operating decision maker ("CODM"). The CODM uses net income to evaluate the results of the business and to manage the company. Additionally, the CODM uses excess net capital (see note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Corporation's operations constitute a single segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Corporation as a whole. The Corporation conducts business with other broker-dealers that are located throughout the United States on behalf of its customers and for its own proprietary accounts. The Corporation's customers are primarily located throughout the Midwestern and Southeastern United States. The Corporation clears all transactions on a fully-disclosed basis through clearing broker-dealers. For customer accounts carried by the clearing broker-dealers, the clearing broker-dealers maintains and preserves all related books and records customarily kept by a clearing broker-dealer.

The Corporation operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Corporation is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable laws or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statement is presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates — The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Contractual Balances — The Company had contractual assets of $33,391,051 and contractual liabilities of $982,449 as of January 1, 2025 and contractual assets of $40,673,714 and contractual liabilities of $834,024 as of December 31, 2025. These assets and liabilities are recorded in other receivables and other liabilities, respectively.

Income Taxes — The Corporation is included in the consolidated federal income tax return filed by the Bancorp. Federal income taxes are calculated as if the Corporation filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Bancorp. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates.

Receivables from Clearing Broker-Dealers, Net — Receivables from and payables to the clearing broker-dealers are recorded net and arise through the normal course of business pursuant to the clearing agreement between the Corporation and the clearing broker-dealers. Transactions are recorded at face value and no loss reserve is maintained due to negligible historical losses.

Goodwill — Goodwill is required to be tested for impairment at the reporting unit level on an annual basis, which for the Corporation is October 1, and more frequently if events or circumstances indicate that there may be impairment. Impairment exists when a reporting unit's carrying amount of goodwill exceeds its implied fair value. The Corporation has determined that it is an entity-level reporting unit under U.S. GAAP. In testing goodwill for impairment, U.S. GAAP permits the Corporation to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In this qualitative assessment, the Corporation evaluates events and circumstances which may include, but are not limited to, the general economic environment, market conditions, the overall financial performance of the Corporation, the key financial performance metrics of the Corporation and events affecting the Corporation to determine if it is more likely than not that the fair value of the Corporation is less than its carrying amount. If the quantitative impairment test is required or the decision to bypass the qualitative assessment is elected, the Corporation performs the goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. A recognized impairment loss cannot be reversed in future periods even if the fair value of the reporting unit subsequently recovers.

Property and Equipment — Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is recorded using the straight-line method over estimated useful lives of two to thirty years.

Securities Owned, at Fair Value and Securities Sold, Not Yet Purchased, at Fair Value — Securities are classified as trading when bought and held principally for the purpose of selling them in the near term. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments or discounted cash flow models that incorporate market inputs and assumptions including discount rates, prepayment speeds and loss rates. Securities sold, not yet purchased represent an obligation of the Corporation to deliver specified securities at a

predetermined date and price. The Corporation is obligated to acquire the specified securities at prevailing market prices in the future to satisfy such obligations.

Subsequent Events — The Corporation has evaluated subsequent events through February 24, 2026, the date the Statement of Financial Condition was issued, to determine if either recognition or disclosure of significant events or transactions is required.

Accounting and Reporting Developments — Standards Issued but Not Yet Adopted

ASU 2025-06 – Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software
In September 2025, the FASB issued ASU 2025-06, which modernizes the accounting for internal-use software by replacing the stage-based capitalization model with a principle-based framework. The amended guidance clarifies that capitalization begins when management authorizes funding and determines that it is probable the project will be completed and the software will be used as intended. The amended guidance is effective for the Corporation on January 1, 2028 with early adoption permitted. The amendments should be applied on either a prospective, modified or retrospective basis. The Corporation is in the process of evaluating the impact of the amended guidance on its Statement of Financial Condition.

ASU 2025-07 – Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract
In September 2025, the FASB issued ASU 2025-07, which refines derivative accounting by introducing a scope exception for certain contracts with variables based on the specific operations or activities of one of the parties to the contract. The amended guidance also clarifies that share-based noncash consideration received from a customer in a revenue contract is initially accounted for under ASC 606, with other guidance applied only once the consideration becomes unconditional. The amended guidance is effective for the Corporation on January 1, 2027, with early adoption permitted. The amendments should be applied on either a prospective or modified retrospective basis. The Corporation does not expect the amended guidance to have a material impact on its Statement of Financial Condition.

ASU 2025-11 – Interim Reporting (Topic 270): Narrow-Scope Improvements
In December 2025, the FASB issued ASU 2025-11, which clarifies interim disclosure requirements by providing a comprehensive list of disclosures that are required in interim periods. The amendments also introduce a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The amended guidance is effective for the Corporation on January 1, 2028, with early adoption permitted. The amendments should be applied on either a prospective or retrospective basis. The Corporation is in the process of evaluating the impact of the amended guidance on its interim reporting.

3. **CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS**

The Corporation operates under the provisions of Paragraph (k)(2)(i), Paragraph (k)(2)(ii), and Footnote 74 of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of these provisions provide that the Corporation does not carry customer accounts and promptly transmits all customer funds and securities to the issuer, carrier, or the Corporation's clearing broker-dealer.

The Corporation offers a commission rebate program to certain clients and therefore maintains a Rule 15c3-3 bank account. As of December 31, 2025, the balance in this account was $810,937, which exceeded amounts to be rebated to clients of $133. The balance is included within cash and cash equivalents in the Statement of Financial Condition.

4. SECURITIES TRANSACTIONS

Securities owned and securities sold, not yet purchased are recorded at fair value. Total securities at December 31, 2025 consist of the following:

	Securities	
	Owned, at fair value	Sold, not yet purchased, at fair value
State and municipal obligations	$ 62,911,721	96,317
Corporate obligations	352,449,125	193,885,793
Money market investments	155,941,421	—
U.S. government, government sponsored agencies, and agency obligations	101,422,111	83,961,887
Commercial paper and certificates of deposit	99,265,156	24,355,322
Stocks	2,331,120	48,222,000
Total securities	$ 774,320,654	350,521,319

Securities transactions are recorded on a trade-date basis.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Corporation clears all of its transactions through clearing broker-dealers on a fully-disclosed basis. The Corporation's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Corporation. The Corporation does not anticipate nonperformance by customers in the above situations. The Corporation, through its clearing broker-dealers, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Corporation's clearing broker-dealers monitor required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or reduce positions, when necessary. The Corporation's policy is to monitor its market exposure and counterparty risk. In addition, the Corporation has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

The Corporation is engaged in the short sale of securities. Securities sold, not yet purchased, represent obligations of the Corporation, which result in off-balance sheet risk as the ultimate obligation may exceed the amount shown currently in the Statement of Financial Condition due to increases in the fair value of these securities. These securities sold short are generally hedged positions against securities holdings and, as a result, any increase in the Corporation's obligation related to the securities sold, not yet purchased, will generally be offset by gains in the related long position.

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review and monitor, as necessary, the credit standing of and exposure to each counterparty.

At December 31, 2025, the Corporation had the following securities that exceeded 10% of total securities positions, which equals securities owned, at fair value less securities sold, not yet purchased, at fair value:

Securities owned, at fair value		Fair Value	Percentage of Total Securities
Money Market Investments - Federated Government Obligations Fund	$	155,941,421	37%
Certificate of Deposit - JP Morgan Chase, N.A.	$	49,197,682	12%
U.S. Government Obligations - United States Treasuries	$	45,455,900	11%
Total Securities owned, at fair value	$	250,595,003	60%

Securities sold, not yet purchased		Fair Value	Percentage of Total Securities
U.S. Government Obligations - United States Treasuries	$	81,494,712	19%
Stocks - iShares National Muni Bond ETF	$	48,222,000	11%
Total Securities sold, not yet purchased	$	129,716,712	30%

6. **INCOME TAXES**

The Corporation is included in the consolidated federal income tax return filed by the Bancorp. Federal and state income taxes are calculated as if the Corporation files separate income tax returns.

Deferred income taxes are comprised of the following temporary differences at December 31, 2025:

Deferred tax assets:		
Deferred compensation	$	2,694,018
Deferred income/expense		260,889
State deferred taxes		361,667
Reserves		9,281
Other		66,119
Total deferred tax assets		3,391,974
Deferred tax liabilities:		
Prepaid Expenses		513,747
Intangible assets		622,279
Total deferred tax liabilities		1,136,026
Total net deferred tax asset	$	2,255,948

The Corporation has determined that a valuation allowance is not needed against the deferred tax assets as of December 31, 2025. The Corporation considered all of the positive and negative evidence available to determine whether it is more likely than not that the deferred tax assets will ultimately be realized and, based upon that evidence, the Corporation believes it is more likely than not that the deferred tax assets recorded at December 31, 2025 will ultimately be realized.

7. GOODWILL

As of December 31, 2025, the Corporation had goodwill of $66,414,847. The Corporation completed its most recent annual goodwill impairment test as of October 1, 2025 and determined that no impairment existed.

8. FAIR VALUE MEASUREMENTS

The Corporation measures certain financial assets and liabilities at fair value in accordance with U.S. GAAP, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Corporation's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Corporation's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The following table summarizes assets and liabilities measured at fair value on a recurring basis:

| As of December 31, 2025 | Fair Value Measurements Using | | | |
	Level 1	Level 2	Level 3[a]	Total Fair Value
ASSETS:				
Securities owned, at fair value				
State and municipal obligations	$ —	62,911,721	—	62,911,721
Corporate obligations	—	352,449,125	—	352,449,125
Money market investments	155,941,421	—	—	155,941,421
U.S. government, government sponsored				
agencies and agency obligations	45,455,900	55,966,211	—	101,422,111
Commercial paper and certificates of deposit	—	99,265,156	—	99,265,156
Stocks	2,331,120	—	—	2,331,120
Securities owned, at fair value	203,728,441	570,592,213	—	774,320,654
Derivative assets				
Options on futures contracts	778,209	—	—	778,209
To-be-announced transactions	—	14,250	—	14,250
Derivative assets	778,209	14,250	—	792,459
Total assets	$ 204,506,650	570,606,463	—	775,113,113
LIABILITIES:				
Securities sold, not yet purchased, at fair value				
State and municipal obligations	$ —	96,317	—	96,317
Corporate obligations	—	193,885,793	—	193,885,793
U.S. government, government sponsored				
agencies and agency obligations	81,494,712	2,467,175	—	83,961,887
Commercial paper and certificates of deposit	—	24,355,322	—	24,355,322
Stocks	48,222,000	—	—	48,222,000
Securities sold, not yet purchased, at fair value	129,716,712	220,804,607	—	350,521,319
Derivative liabilities				
To-be-announced transactions	—	16,602	—	16,602
Derivative liabilities	—	16,602	—	16,602
Total liabilities	$ 129,716,712	220,821,209	—	350,537,921

(a) During the year ended December 31, 2025, there were no transfers in or out of Level 3.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Financial Instruments Measured at Level 1 — Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities within securities owned, at fair value include money market investments, U.S. government obligations and stocks, which are valued based on market transactions involving identical assets that are actively traded, and exchange-traded derivatives valued using quoted prices. Level 1 securities within securities sold, not yet purchased, at fair value include U.S. government obligations and stocks, which are valued based on market transactions involving identical securities that are actively traded.

Financial Instruments Measured at Level 2 — If quoted market prices are not available, then fair values are estimated using pricing models which primarily utilize quoted prices of securities with similar characteristics. Level 2 securities within securities owned, at fair value and securities sold, not yet purchased include: state and municipal obligations valued based on bonds with similar characteristics; corporate obligations valued utilizing an Option Adjusted Spread model; U.S. government obligations, commercial paper and certificates of deposit valued utilizing a matrix-based approach, and extended settlement to-be-announced ("TBA") derivatives.

Financial Instruments Measured at Level 3 — In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. There were no securities included within Level 3 as of December 31, 2025.

Short-term Financial Assets and Liabilities — The fair value of the receivables from the clearing broker and affiliated companies and the payables to the Parent Company approximate their carrying amounts because of the short maturities of the instruments. Similarly, due to the short-term nature of all other financial assets and liabilities, their carrying values approximate fair value.

9. DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation may use free-standing derivative instruments to reduce certain risks related to interest rate volatility. These instruments, if any, are included within other assets and other liabilities. Instruments the Corporation may use include futures contracts and options on futures contracts that are based on Treasury notes and Treasury bonds. Futures contracts are contracts in which the buyer agrees to purchase, and the seller agrees to make delivery of, a specific financial instrument at a predetermined price or yield. As of December 31, 2025, the Corporation had options on futures contracts with a notional amount of $165,600,000 and a positive fair value of $778,209 recorded in other assets within the Statement of Financial Condition.

Additionally, the Corporation periodically executes agency mortgage-backed, TBA securities transactions that are scheduled to settle beyond the nearest-term settlement date and therefore, are considered derivative contracts under U.S. GAAP. The Corporation facilitates these transactions in order to meet customer needs. As of December 31, 2025, the Corporation had unsettled TBA transactions of this nature with a notional amount of $31,150,000, resulting in a positive fair value of $14,250 and a negative fair value of $16,602 which are recorded in receivables from clearing broker-dealer within the Statement of Financial Condition.

Credit risks arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation's exposure is limited to the replacement value of the contracts rather than the notional amounts.

10. **NET CAPITAL REQUIREMENTS**

The Corporation is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Corporation uses the alternative method for calculating net capital, which requires maintaining minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At December 31, 2025, the Corporation's net capital of $750,046,680 exceeded its required net capital of $250,000 by $749,796,680.

11. **GUARANTEES**

The Corporation guarantees the collection of all margin account balances held by its clearing broker-dealer for the benefit of its customers. The Corporation is responsible for payment to the clearing broker-dealer for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker-dealer as of December 31, 2025 was $13,443,682. In the event of any customer default, the Corporation has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Corporation does not maintain any loss reserve.

12. **RELATED PARTY TRANSACTIONS**

The Bancorp uses a centralized approach to cash management. Cash receipts and payments of trade payables and other disbursements are processed through a centralized cash management system by the Bancorp. All cash derived from or required for the Corporation's operations is applied to or against the payables to the Parent Company.

The payables to the Parent Company of $861,566 represent a net payable as the Corporation has the right and the intent to net settle the payables to and the receivables from the Parent Company. At December 31, 2025, the net payable relates to $22,532,202 in general payables, which are decreased by $21,670,636 in general receivables.

The receivables from affiliated companies of $3,554,228 represent a net receivable as the Corporation has the right and the intent to net settle the payables to and the receivables from affiliated companies. At December 31, 2025, the net receivable relates to $4,517,745 in general receivables, which are reduced by $963,517 in general payables.

Federal and certain state income taxes are filed on a consolidated basis with the Parent Company or other affiliated companies and are net settled with each entity. At December 31, 2025, the payables to the Parent Company or affiliated companies relating to income taxes were $2,690,079.

On March 31, 2025, the Corporation renewed its Pledge Agreement with the Parent Company. Under the Pledge Agreement, the Parent Company agreed to extend credit to the Corporation in the principal amount of $250,000,000. The note is due March 31, 2026 and is secured by certain securities owned by the Corporation. The Corporation had no outstanding borrowings on this note at December 31, 2025.

The Corporation offers a brokerage sweep product that allows customers to sweep excess cash positions into an interest-bearing account at the Parent Company.

The Bancorp has fidelity bonds with coverage that extends to the Corporation. The deductible on these bonds is $7,500,000.

As of December 31, 2025, the Corporation had $58,148,307 cash on deposit with the Parent Company, recorded in cash and cash equivalents in the Statement of Financial Condition.

13. **COMMITMENTS AND CONTINGENCIES**

The Corporation leases various offices under operating agreements to be paid in 2026.

In the normal course of business, the Corporation is subject to certain litigation. Management is of the opinion, based upon review of its issues, that settlements, if any, not specifically accrued for at December 31, 2025 will not materially impact the Corporation's Statement of Financial Condition.

The Corporation serves as a remarketing agent for variable rate demand notes ("VRDNs"). The VRDNs pay interest to holders at a rate of interest that fluctuates based upon market demand. The VRDNs generally have long-term maturity dates, but can be tendered by the holder for purchase at par value upon proper advance notice. When the VRDNs are tendered, a remarketing agent generally finds another investor to purchase the VRDNs to keep the securities outstanding in the market. The Corporation acts as the remarketing agent to issuers on approximately $266,560,000 of VRDNs as of December 31, 2025. As remarketing agent, the Corporation is responsible for actively remarketing VRDNs to other investors when they have been tendered. If another investor is not identified, the Corporation may choose to purchase the VRDNs into inventory at its discretion while it continues to remarket them. If the Corporation purchases the VRDNs into inventory, it can subsequently tender back the VRDNs to the issuer's trustee with proper advance notice. As of December 31, 2025, the Corporation held $1,200,000 of these securities in its portfolio and classified them as securities owned, at fair value within the Statement of Financial Condition.

The Corporation routinely enters into when-issued and firm underwriting commitments. At December 31, 2025, the Corporation had no outstanding underwriting commitments.